Exhibit 99.1

Standard & Poors Maalot Ltd. Assigns ilA- Rating in connection with the Future Issuance by Ellomay Capital of up to NIS 80 Million Additional Series A Debentures

Tel-Aviv, Israel, June 8, 2014 – Ellomay Capital Ltd. (NYSE MKT: ELLO; TASE: ELOM) (“Ellomay” or the “Company”) an emerging operator in the renewable energy and energy infrastructure sector, today announced that Standard & Poors Maalot Ltd., an Israeli rating company affiliated with Standard & Poors, assigned its ilA- rating in connection with the potential issuance up to NIS 80 million par value additional unsecured non-convertible Series A debentures of the Company (the “Series A Debentures”).

The Company intends to issue the additional Series A Debentures to Israeli classified investors in a private placement as an increase to the outstanding Series A Debentures of the Company, which was initially issued in January 2014. The final terms of the private placement have not yet been determined and there is no assurance whether, when and under what terms it will eventually be carried out.

In the event the private placement will be held and additional Series A Debentures will be issued by the Company, the terms of the additional Series A Debentures will be identical to the terms of the outstanding Series A Debentures. The potential private placement will be subject to various conditions, including the approval of the Tel Aviv Stock Exchange for the listing of the additional Series A Debentures and the approval of the Israeli tax authorities for the formula for calculating the weighted discount rate for all Series A Debentures for tax purposes.

A security rating is not a recommendation to buy, sell or hold securities, it may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating.

In the event the private placement will take place, it will be made to Israeli classified investors only and not to U.S. Persons. The additional Series A Debentures will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States without registration or applicable exemption from the registration requirements according to the U.S. Securities Act of 1933, as amended. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, including changes in applicable regulations and instability in the financial markets. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com